UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION

SAVINGS AND INCENTIVE STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION

6100 North Western Avenue

Oklahoma City, OK 73118

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Note:	Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan and the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1, effective October 2011, the Bronco Drilling 401(k) Plan merged into the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma

June 28, 2012

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets:
Investments, at fair value	$544,839,981	$474,344,455
Receivables:
Notes receivable from participants	12,967,488	9,483,025
Employee contributions	1,288	1,102
Employer contributions	87,446	706,035
Dividends	979,087	684,370

Total assets	558,875,290	485,218,987

Liabilities:
Accrued administrative expenses	—	109,374

Total liabilities	—	109,374

Net assets available for benefits, at fair value	558,875,290	485,109,613

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(178,083)	1,907,514

Net assets available for benefits	$558,697,207	$487,017,127

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2011	2010
Investment income (loss):
Dividends	$8,460,803	$6,358,978
Interest on notes receivable from participants	512,657	317,865
Net appreciation (depreciation) in fair value of investments	(54,338,963)	27,627,144

Total investment income (loss)	(45,365,503)	34,303,987

Contributions:
Employer	69,677,405	50,023,098
Participants	78,038,998	57,550,306

Total contributions	147,716,403	107,573,404

Total additions	102,350,900	141,877,391

Deductions:
Benefits paid to participants	(35,354,272)	(29,078,859)
Administrative expenses	(418,669)	(528,373)

Total deductions	(35,772,941)	(29,607,232)

Transfers (see Note 1):
From Bronco Drilling 401(k) Plan	5,102,121	—

Net increase in net assets available for benefits	71,680,080	112,270,159

Net assets available for benefits:
Beginning of year	487,017,127	374,746,968

End of year	$558,697,207	$487,017,127

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

1.	Description of the Plan

The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”). Effective July 1, 2009, the Plan was amended to designate the employer stock option as an Employee Stock Ownership Plan (“ESOP”), now considered a subset of the Plan. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General and Eligibility

The Plan is a defined contribution plan that covers all employees of Chesapeake Energy Corporation (the “Company”) and its subsidiaries, except for hourly employees of Chesapeake Appalachia, L.L.C., a wholly owned subsidiary, that are members of the United Steel Workers of America Union. Any covered employee who is at least 18 years old and has completed three months of employment with the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Principal Trust Company, an affiliate of Principal Financial Group (“Principal”), serves as trustee and record keeper for the Plan.

Transfers from Other Plans

Effective October 2011, the Bronco Drilling 401(k) Plan merged into the Plan. All assets of the Bronco Drilling 401(k) Plan, totaling $5,102,121, were transferred to the Plan on October 7, 2011.

Contributions

Each year, participants may contribute up to 75% of pre-tax annual salary compensation and up to 100% of performance-related bonus compensation, as defined by the Plan, subject to certain limitations ($16,500 in 2011 and 2010). In addition, participants who are age 50 and above may elect to make “catch-up” contributions, limited to $5,500 in 2011 and 2010. Participants may also contribute amounts representing rollover distributions from other qualified plans.

The Company matches 100% of participant contributions up to 15% of eligible participant compensation. The Company’s matching contributions of $69,677,405 and $50,023,098 for 2011 and 2010, respectively, were made in shares of the Company’s common stock. Profit-sharing contributions may be made at the discretion of the Company. No discretionary profit-sharing contributions were made in 2011 or 2010. Contributions are subject to certain annual Internal Revenue Service limitations.

The Company’s matching contribution is invested in Company common stock. These contributions are made in cash, which is used to purchase shares of Company common stock on the open market, and previously forfeited shares of Company common stock. Participants may also elect to direct all or a portion of their contributions into Company common stock. Employees are allowed to direct the transfer of 100% of employer stock from Company matching contributions after:

(a)	reaching age 55, or

(b)	completing at least three years of vesting service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan investment income (loss). Allocations are based on participant investment income (loss) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements – (continued)

Vesting

Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or retirement at or after age 55. A participant becomes 100% vested after five years of credited service under a graded vesting schedule.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of prime plus 2% at the time of loan origination. The prime rate as of December 31, 2011 was 3.25%. Principal and interest are paid ratably through payroll deductions. Interest rates on loans outstanding at December 31, 2011 ranged from 3.25% to 10.5% with loans maturing at various dates through 2021.

Payment of Benefits

Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or have the value rolled over to another qualified plan or IRA. Participants may elect to have the value of investments vested in Company common stock paid in cash or shares of common stock.

Amounts Forfeited

Forfeited non-vested amounts are generally used to pay administrative expenses of the Plan or to reduce future Company contributions into the Plan. Unallocated forfeited non-vested accounts totaled $2,971,821 and $1,670,443 as of December 31, 2011 and 2010, respectively. During 2011 and 2010, administrative expenses were reduced by $122,192 and $337,734, respectively, and employer matching contributions were reduced by $2,106,820 and $4,675,793, respectively, from forfeited non-vested accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at net asset value on the last business day of the year. Company common stock is valued at the closing market price on the last business day of the year, as reported by the New York Stock Exchange. Units of pooled separate accounts are recorded at estimated unit value based on the estimated market value of the underlying assets net of annual expense charges divided by the beginning units. The pooled separate accounts are redeemable daily without restrictions. The assets held in self-directed brokerage accounts consist of stocks and bonds that are valued using quoted market prices.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements – (continued)

Effective January 1, 2007, the Plan entered into a benefit-responsive investment contract, referred to as the Principal Fixed Income Option 401(a)(k), with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value. However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal. At December 31, 2011, the Company did not intend to discontinue the investment contract with Principal. This investment is presented at fair value with an adjustment to contract value in the Statements of Net Assets Available for Benefits. Contract value is equal to the principal balance plus accrued interest. Fair value is the present value of the expected principal balance and interest cash flows over the remaining term of the investment contract through June 30, 2021, discounted at the risk-free rate of return for this period. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates are reset every January 1 and July 1 as determined by Principal, and were 2.75% and 2.7% for interest rate periods January 1, 2011 through June 30, 2011 and July 1, 2011 through December 31, 2011, respectively, compared to interest rates of 3.1% and 2.9% for interest rate periods January 1, 2010 through June 30, 2010 and July 1, 2010 through December 31, 2010, respectively. The average yield for 2011 was 3.27% compared to 3.34% in 2010.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Statements of Changes in Net Assets Available for Benefits present the net appreciation (depreciation) in the fair value of investments, reflecting the realized gains and losses and the unrealized appreciation (depreciation) of those investments during the years presented.

Fair Value Measurements

Assets and liabilities that are required to be measured at fair value are categorized based upon the levels of judgment associated with the inputs used to measure their fair value. See Note 4 for the fair value measurement disclosures associated with the Plan’s investments.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will continue to occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Plan Expenses

Trustee and recordkeeper fees are paid by the Plan. Certain Plan expenses, such as annual audit fees, are paid by the Plan sponsor and are not included in these financial statements.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued an update on the guidance for fair value measurements and disclosures. The update requires new disclosures and clarification of existing disclosures related to fair value measurements. Certain disclosures are effective for reporting periods beginning after December 15, 2009 and the remaining disclosures are effective for fiscal years beginning after December 15, 2010. Because it only includes enhanced disclosures, this statement did not have a significant impact on the Plan.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements – (continued)

In September 2010, the FASB issued an update on reporting loans to participants by defined contribution pension plans. This update requires that participant loans in a defined contribution plan be classified as notes receivable from participants and measured at the unpaid principal balance plus any accrued but unpaid interest, which approximates fair value. As loans to participants will no longer be considered a plan investment, this guidance eliminated the disclosures previously required for participant loans. The guidance was effective for years ending after December 15, 2010. The Plan adopted this guidance as of December 31, 2010.

In May 2011, the FASB issued an update to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance will require additional disclosures around the Plan’s Level 3 assets that are reported at fair value. The update is effective for annual periods beginning after December 15, 2011. Plan management believes the adoption of this update will not have a material impact on the Plan’s financial statements.

3.	Investments

The following presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2011 and 2010:

	2011		2010
Chesapeake Energy Corporation common stock	$246,005,310	*	$236,427,190	*
Principal Fixed Income Option 401(a)(k)	$30,114,924		$21,294,273	**

*	Balances include non-participant directed investments.
**	Investment balance did not represent 5% or more of the Plan’s assets at December 31, 2010; presented for comparable purposes only.

For the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Common stock	$(45,298,460)	$4,733,472
Mutual funds	(12,364,722)	16,272,091
Government securities	3,425	10,373
Pooled separate accounts	2,560,849	5,957,292
Investment contract	759,945	653,916

Total	$(54,338,963)	$27,627,144

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements – (continued)

4.	Fair Value Measurements

The authoritative guidance for fair value measurements establishes a framework for measuring fair value of assets and liabilities. The guidance defines fair value as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants, i.e., an exit price. To estimate an exit price, a three-level hierarchy is used. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or a liability, into three levels:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2:	Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or a liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following tables provide classification information for Plan assets measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
December 31, 2011

Common Stock
Employer security	$246,005,310	$—	$—	$246,005,310

Mutual Funds
Balanced/asset allocation	124,543,335	—	—	124,543,335
Fixed income	26,552,538	—	—	26,552,538
International equity	18,468,093	—	—	18,468,093
Large U.S. equity	47,027,387	—	—	47,027,387
Small/mid U.S. equity	43,452,943	—	—	43,452,943

Investment Contracts
Short-term fixed income	—	—	30,393,933	30,393,933

Self-Directed Brokerage Account	8,376,282	20,160	—	8,396,442

	$514,425,888	$20,160	$30,393,933	$544,839,981

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements – (continued)

	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
December 31, 2010

Common Stock
Employer security	$236,427,190	$—	$—	$236,427,190

Mutual Funds
Balanced/asset allocation	95,410,077	—	—	95,410,077
Fixed income	20,734,816	—	—	20,734,816
International equity	1,437,137	—	—	1,437,137
Large U.S. equity	38,736,104	—	—	38,736,104
Small/mid U.S. equity	15,622,276	—	—	15,622,276

Pooled separate accounts
International equity	—	15,407,728	—	15,407,728
Large U.S. equity	—	1,905,103	—	1,905,103
Small/mid U.S. equity	—	22,642,057	—	22,642,057

Investment Contracts
Short-term fixed income	—	—	19,485,014	19,485,014

Self-Directed Brokerage Account	6,331,337	205,616	—	6,536,953

	$414,698,937	$40,160,504	$19,485,014	$474,344,455

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements – (continued)

Schedules of changes in the Plan’s assets classified as Level 3 measurements are presented below.

	Principal Fixed Income Option 401(a)(k)	Allianz Variable Annuity	Total
Balance of Level 3 as of January 1, 2011	$19,386,759	$98,255	$19,485,014
Unrealized gains relating to instruments still held at the reporting date*	2,085,597	2,671	2,088,268
Interest credited	696,265	—	696,265
Purchases	21,933,850	—	21,933,850
Settlements	(13,809,464)	—	(13,809,464)

Balance of Level 3 as of December 31, 2011	$30,293,007	$100,926	$30,393,933

Balance of Level 3 as of January 1, 2010	$16,908,634	$100,000	$17,008,634
Unrealized gains (losses) relating to instruments still held at the reporting date*	(362,144)	(1,745)	(363,889)
Interest credited	591,925	—	591,925
Purchases	15,935,815	—	15,935,815
Settlements	(13,687,471)	—	(13,687,471)

Balance of Level 3 as of December 31, 2010	$19,386,759	$98,255	$19,485,014

*	Unrealized gains are reported in the Statements of Net Assets Available for Benefits in Adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements – (continued)

5.	Non-participant Directed Investments

The Company’s discretionary contribution is automatically invested in Company common stock. Employees also have the option of investing their contributions, or a portion thereof, in Company common stock. Since the activity of the non-participant directed and participant-directed investments in the Company’s common stock is combined, the entire investment is considered non-participant directed for purposes of this disclosure. Information regarding the net assets available for benefits and the changes in net assets available for benefits for Company common stock is shown below:

	2011	2010
Net assets, beginning balance:
Chesapeake Energy Corporation common stock	$236,427,190	$197,073,442

Changes in net assets:
Contributions	79,792,349	58,424,901
Dividend income	3,179,872	2,470,312
Net appreciation (depreciation)	(44,896,597)	4,128,219
Benefits paid to participants	(12,119,397)	(11,181,072)
Transfers to other investment options, net	(16,378,107)	(14,488,612)

Net increase (decrease) during the year	9,578,120	39,353,748

Net assets, ending balance:
Chesapeake Energy Corporation common stock	$246,005,310	$236,427,190

6.	Party-in-interest Transactions

The Plan invests in Company common stock. These transactions represent investments in the Company and, therefore, constitute party-in-interest transactions. Further, certain Plan investments are units of pooled separate accounts or an investment contract managed by Principal, which served as the trustee and record keeper for the Plan in 2011 and 2010. During 2011 and 2010, there were 794 and 658 purchases of Company common stock for a total purchase price of $105,481,053 and $125,751,253, respectively, and 1,627 and 1,518 sales of Company common stock for a total selling price of $51,006,275 and $90,524,885, respectively.

The market price for Chesapeake common stock as of December 31, 2011 and 2010 was $22.29 and $25.91, respectively. The closing market price as of June 27, 2012 was $17.93.

7.	Contingencies

On June 19, 2012, a putative class action was filed in the U.S. District Court for the Western District of Oklahoma against the Company, the Plan, and certain of the Company’s officers and directors alleging breaches of fiduciary duties under ERISA. The action is brought on behalf of participants and beneficiaries of the Plan, and alleges that as fiduciaries of the Plan, defendants owed fiduciary duties, which they purportedly breached by failing to manage and administer the Plan’s assets with appropriate skill and care, failing to disclose material information concerning, among other things, the activities of Aubrey K. McClendon, the Company’s Chief Executive Officer, in connection with the Founder Well Participation Program and liabilities associated with the Company’s volumetric production payments transactions, engaging in activities that were in conflict with the best interest of the Plan, and permitting the Plan to over-concentrate in Company stock. The plaintiff seeks class certification, damages of an unspecified amount, equitable relief, and attorneys’ fees and other costs.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements – (continued)

8.	Tax Status

The Plan received an Internal Revenue Service opinion letter dated November 12, 2004 with respect to the prototype adopted by the Plan which indicates that the prototype as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code. Effective July 1, 2009, the Plan was amended to designate the employer stock option as an ESOP, now considered a subset of the Plan. Other minor amendments were made to the Plan during 2011. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2005.

9.	Plan Termination

Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100% vested in their accounts and participant account balances will be distributed to participants in accordance with the terms of the Plan.

10.	Concentration of Investments

As of December 31, 2011, the Plan held $246,005,310 of Company common stock, which was approximately 45% of total investments. Therefore, net assets available for benefits are particularly sensitive to changes in the value of Company common stock.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2011 and 2010, as reflected in the accompanying financial statements, to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$558,697,207	$487,017,127
Add: Accrued administrative expenses	—	109,374

Net assets available for benefits per the Form 5500	$558,697,207	$487,126,501

The following is a reconciliation of administrative expenses for the years ended December 31, 2011 and 2010, as reflected in the accompanying financial statements, to the Form 5500:

	2011	2010
Administrative expenses per the financial statements	$418,669	$528,373
Add: Previous year accrued administrative expenses	109,374	32,393
Less: Current year accrued administrative expenses	—	(109,374)

Administrative expenses per the Form 5500	$528,043	$451,392

Administrative expenses are recorded on the Form 5500 when paid.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

*	Chesapeake Energy Corporation	Common Stock, $0.01 par value	$273,333,630	$246,005,310
	American Fnds Fundamental Investors R6 Fnd	Mutual Fund	**	16,427,895
	American Fnds Growth Fd of America R6 Fnd	Mutual Fund	**	14,938,321
	American Fnds New Perspective R6 Fnd	Mutual Fund	**	986,857
	Alger Small Cap Growth Inst I Fund	Mutual Fund	**	8,986,832
	Eaton Vance Lg-Cap Value I Fund	Mutual Fund	**	2,147,896
	Heartland Value Plus Inst Fund	Mutual Fund	**	5,097,894
	Munder Mid-Cap Core Growth Y Fund	Mutual Fund	**	7,636,643
	PIMCO Real Return Instl Fund	Mutual Fund	**	3,244,045
	PIMCO Total Return Instl Fund	Mutual Fund	**	23,308,493
*	Principal LargeCap S&P 500 Index Inst Fund	Mutual Fund	**	3,224,603
*	Principal MidCap Value I Inst Fund	Mutual Fund	**	15,209,272
*	Principal MidCap S&P 400 Index Inst Fund	Mutual Fund	**	2,164,963
*	Principal Real Estate Secs Inst Fund	Mutual Fund	**	2,336,362
*	Principal SmallCap S&P 600 Index Fund	Mutual Fund	**	2,020,977
*	Principal Capital Appreciation Inst Fund	Mutual Fund	**	10,288,672
*	Principal Diversified International Inst Fund	Mutual Fund	**	15,195,365
	Vanguard Total Intl Stock Index Signal Fund	Mutual Fund	**	2,285,871
	Vanguard Target Retirement Income Inv Fund	Mutual Fund	**	10,682,008
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	3,140,560
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	25,973,779
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	6,593,480
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	21,989,349
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	5,348,504
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	21,355,768
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	9,202,764
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	19,208,848
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	1,048,275
*	Principal Fixed Income 401(a)(k)	Investment Contract	**	30,114,924
*	Principal Self-Directed Brokerage Acct	Common Stock, Mutual Funds and Money Market	**	8,396,442
	Allianz Life Variable Annuity	Investment Contract	**	100,926

	Total Investments			544,661,898
*	Participant Loans	Interest rates ranging from 3.25% to 10.5% due through December 2021	**	12,967,488

	Total			$557,629,386

*	Identifies parties-in-interest.
**	Identifies fully participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Schedule H, line 4j-Schedule of Reportable Transactions

Year Ended December 31, 2011

	Number	Number	Total	Total
	of	of	Purchase	Selling	Net Gain
Description of Asset	Purchases	Sales	Price	Price	(Loss)
Chesapeake Energy Corporation Common Stock	794	—	$105,481,053	$—	$—
Chesapeake Energy Corporation Common Stock	—	1,627	$—	$51,006,275	$10,515,042

Note: All other columns are excluded as they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE STOCK BONUS PLAN

By:	/s/ LISA PHELPS
Lisa Phelps, Vice President Human Resources and Plan Administrator

Date: June 28, 2012

EXHIBIT INDEX

Exhibit	Description

23	Consent of PricewaterhouseCoopers LLP